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                          Filed by JDS Uniphase Corporation pursuant to Rule 425
                                                under the Securities Act of 1933

                                                  Commission File No:  333-30240

                                           Subject Company: E-TEK Dynamics, Inc.





[JDS UNIPHASE LOGO]                                        [E-TEK DYNAMICS LOGO]

                  JDS UNIPHASE RECEIVES U.S. JUSTICE DEPARTMENT
                    CLEARANCE FOR MERGER WITH E-TEK DYNAMICS

     NEPEAN, ONTARIO AND SAN JOSE, CALIF., JUNE 22, 2000 - JDS Uniphase Corporation (Nasdaq: JDSU and TSE: JDU) and E-TEK Dynamics, Inc. (Nasdaq: ETEK) announced today that they have reached an agreement with the United States Department of Justice ("DOJ") that will permit JDS Uniphase to complete its merger with E-TEK. The consent decree with the DOJ gives antitrust clearance to the merger, which is now subject only to E-TEK stockholder approval and the other customary closing conditions specified in the merger agreement. A special meeting of E-TEK's stockholders has been set for June 28, 2000. If E-TEK's stockholders approve the merger at the meeting, the companies expect to close the transaction shortly after the meeting is completed.

     In their consent decree with the DOJ, JDS Uniphase and E-TEK have agreed to relinquish, over a 90-day transition period, E-TEK's contractual rights of first refusal with respect to the output from coating chambers used for the manufacture of thin-film filters owned by Barr Associates, Herrmann Technology, Inc., Hoya Corporation USA, and OCJ Corporation (the "Filter Vendors"). Specifically, at the end of 30 days following today's signing of the consent decree, the companies have agreed not to enforce E-TEK's rights of first refusal with respect to 30% of each Filter Vendor's filter manufacturing capacity subject to those rights. After the second thirty days of the transition period, the companies shall not enforce E-TEK's rights of first refusal with respect to 60% of such manufacturing capacity; and at the expiration of the transition period, the companies shall

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not enforce any rights of first refusal remaining in E-TEK's supply agreements with the Filter Vendors.

     The parties have also agreed not to enforce E-TEK's security interests and rights of repayment included in supply agreements E-TEK has with the Filter Vendors, for whom E-TEK has financed the purchase of coating chambers.

     Finally, JDS Uniphase and E-TEK have agreed not to reacquire, directly or indirectly, any rights of first refusal over coating chambers currently owned by or located on the premises of the Filter Vendors for three years from expiration of the 90-day transition period. JDS Uniphase and E-TEK are free, however, to continue issuing purchase orders in the normal course of business to the Filter Vendors, as long as the delivery period for filters under those purchase orders is no longer than 30 days during the transition period, and 60 days for the three years after expiration of the transition period. Existing purchase orders are not affected by the consent decree.

     "We are delighted to reach this agreement with the Department of Justice, which permits the companies to close our merger on schedule," said Jozef Straus, JDS Uniphase Co-Chairman and Chief Executive Officer. "As we have said all along, the driving force behind this merger is the promise of dramatically increased production of optical networking components which our customers urgently need. We are pleased that the DOJ has concluded its investigation and is permitting the industry to begin realizing the many benefits of this merger."

     The special meeting will be held at E-TEK's headquarters at 1865 Lundy Avenue, San Jose, California at 8:00 AM Pacific Time on June 28, 2000. Stockholders of record as of the close of business on May 22, 2000 will be entitled to vote at the meeting. E-TEK stockholders have already been sent a copy of the proxy statement and JDS Uniphase's prospectus as filed with the Securities and Exchange Commission on May 31, 2000. Under the merger agreement, E-TEK stockholders would receive 2.2 shares of JDS Uniphase common stock for each share of E-TEK common stock.

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     JDS Uniphase is a high technology company that designs, develops, manufactures and distributes a comprehensive range of products for the growing fiberoptic communications market. These products are deployed by system manufacturers worldwide to develop advanced optical networks for the telecommunications and cable television industries. JDS Uniphase Corporation is traded on the Nasdaq National Market under the symbol JDSU, and the exchangeable shares of JDS Uniphase Canada Ltd. are traded on The Toronto Stock Exchange under the symbol JDU. More information on JDS Uniphase is available at www.jdsunph.com.

     E-TEK Dynamics, Inc. (NASDAQ: ETEK), headquartered in San Jose, designs and manufactures high quality components and modules for fiberoptic systems. E-TEK's wavelength division multiplexers ("WDMs") are designed to increase the bandwidth capacity of fiberoptic networks. Other E-TEK components, including isolators, couplers and integrated optics, are critical in enabling optical communications systems. These products are utilized in terrestrial and submarine long-haul fiberoptic networks as well as in short-haul markets, such as metro and cable. More information on E-TEK is available at www.e-tek.com.


     The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements may be identified by their use of forward-looking terminology such as "believes," "expects," "may," "should," "would," "will," "intends," "intention," "plans," "estimates," "anticipates," and similar words. Such forward-looking statements include, but are not limited to, statements regarding the expected closing date of the merger of JDS Uniphase and E-TEK Dynamics, the promise of dramatically increased production of optical networking components, and the expected benefits of the merger. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Risks and uncertainties that could cause actual results to differ materially from such forward-looking statements include, but are not limited to, factors discussed from time to time in reports filed by JDS Uniphase Corporation and E-TEK Dynamics, Inc. with the Securities and Exchange Commission. The forward-looking statements contained in this news release are made as of the date hereof and neither JDS Uniphase Corporation nor E-TEK Dynamics, Inc. assumes any obligation to

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update the reasons why actual results could differ materially from those projected in the forward-looking statements.

     ADDITIONAL INFORMATION AND WHERE TO FIND IT

     JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH SEC ON FORM S-4 IN CONNECTION WITH THE MERGER, AND E-TEK HAS MAILED A PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF E-TEK CONTAINING INFORMATION ABOUT THE MERGER. SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, E-TEK, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM E-TEK BY MAIL TO E-TEK DYNAMICS, INC., 1865 LUNDY AVENUE, SAN JOSE, CALIFORNIA 95131, ATTENTION: INVESTOR RELATIONS, TELEPHONE: 408-546-4608. IN ADDITION TO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, JDS UNIPHASE CORPORATION AND E-TEK DYNAMICS, INC. FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND E-TEK AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND E-TEK FILINGS WITH THE COMMISSION ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE COMMISSION AT HTTP://WWW.SEC.GOV. JDS UNIPHASE AND E-TEK AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM E-TEK STOCKHOLDERS IN FAVOR OF THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. A COMPLETE DESCRIPTION OF THESE MATTERS AND A DESCRIPTION OF ANY INTERESTS THAT THE DIRECTORS AND EXECUTIVE OFFICERS OF E-TEK HAVE IN THE MERGER ARE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.


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For further information, please contact:
Anthony R. Muller, EVP and Chief Financial Officer, JDS Uniphase, (408) 434-1800 Alison Reynders, Investor Relations Manager, E-TEK Dynamics, (408) 546-4608